MANAGEMENT'S DISCUSSION & ANALYSIS

JUNE 30, 2021

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and six months ended June 30, 2021. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is August 10, 2021. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities including the plan for production at Las Chispas; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; the development and advancement of the Company's environmental, social and corporate governance strategy and the timing and possible outcome of litigation.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas; regulatory restrictions; actions by governmental authorities and the impact of changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource Reserve information included in this MD&A is not comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally and in Mexico could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, delays in the construction schedule, restrictions on planned operations and other factors that depend on future developments beyond the Company's control. The Company continues to operate its business and move its Las Chispas Project forward under strict COVID-19 protocols, including a quarantined work camp, mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. As the current circumstances are dynamic, the impact of COVID-19 on the Company's exploration and development activities, including the impact on the construction schedule of its process plant and other surface infrastructure, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

All-in Sustaining Cash Costs ("AISC") per ounce of silver equivalent ("AgEq") - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study, AISC does not include corporate G&A and exploration expenditures for the Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently on its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres ("km") northeast of Hermosillo, Sonora, Mexico. The Company filed a Feasibility Study on the Las Chispas Project during Q1, 2021 and formally began mine construction at that time. Startup of production at the Las Chispas Project is targeted for mid-2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.    HIGHLIGHTS - H1, 2021

The Company's key events and highlights from January 1, 2021 to the date of this MD&A, include the following:

● Feasibility Study - On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants. The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction projected to be in Q2, 2022) outlined in the Feasibility Study for the Las Chispas Project, remains valid.

● Construction Tracking on Schedule - At the end of H1, 2021, Las Chispas construction was 33% complete compared to a schedule of 28%. Construction has progressed well with the confined COVID-19 camp facility and earthworks completed, concrete foundation work 74% complete, plant tank construction and key infrastructure projects (powerline, road, and bridge) commenced, underground infrastructure ongoing, and plant detailed engineering 90% complete. Construction progress has benefited from no delays due to COVID-19 or for any other reason.

● Capital Spend In-line with Budget – In H1, 2021, 60% of the $137.7 million capital cost estimate was committed, of which 35% has been spent across all capital cost scopes, in-line with budget. A significant component of the initial capital cost is the process plant which is a fixed price Engineering, Procurement, and Construction contract with Ausenco.

● Underground Development Well Advanced – During H1, 2021, the Company completed 4.6 km of underground development for a total of 13.1 km project to date. Access has been established in four (4) veins or areas and thirty-three (33) in-vein work fronts. The combination of higher productivity, favorable ground conditions, and cost controls have contributed to development costs tracking slightly under budget. Overall, development metres are ahead of budget in H1, 2021. Underground waste development was prioritized in H1, 2021 to provide more flexibility when in production; however, the pre-production stockpile did increase since December 31, 2020 by 19,000 tonnes (36% increase) of mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve. The Feasibility Study production profile includes processing from the historic lower grade stockpiles and recently developed pre-production stockpiles at the start of the mine life, providing upfront material to optimize the processing plant, flexibility, and reduce risk during ramp-up.

● Drill Program at Las Chispas - During H1, 2021, the Company completed 71,556 metres of drilling, with 70% of these metres focused on infill drilling of Inferred resources to support conversion to Indicated resources to support potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM plan. Results for this drilling are being compiled and will be released in H2, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022.

● Drill Program at El Picacho - During H1, 2021, the Company completed 39,771 metres of drilling at El Picacho.

● Funding Position Remains Strong - As at July 31, 2021, SilverCrest is well funded with cash and cash equivalents of $188.0 million (June 30, 2021 - $200.4 million) and $90.0 million (June 30, 2021 - $90.0 million) available under a $120 million project financing facility (the "Credit Facility"). The Company's bought deal prospectus offering of a total of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million, completed on February 22, 2021, contributed significantly to this cash position. To limit the risk and enhance flexibility, SilverCrest expects to drawdown 75% of the Credit Facility by the end of 2021, in-line with the agreed drawdown schedule. This will allow the Company to maintain availability of the remaining $30 million through August 2022, during ramp-up of the plant through H2, 2022.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

3.    DISCUSSION OF OPERATIONS

Feasibility Study for the Las Chispas Project

Base Case metal prices used in this analysis were $1,500 per Au ounce ("oz") and $19.00 per Ag oz. These prices were based on consensus average long-term prices. A silver equivalent ("AgEq")1  ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to Mineral Resources and Reserves, production and AISC** per oz. This analysis also assumed a foreign exchange rate of MX$:US$ of MX$20:US$1. The following list includes multiple estimates.

● The Feasibility Study considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

● Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 million ounces AgEq.

● The Feasibility Study outlines average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

● The Feasibility Study shows an increase in metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively. This compares to 94.4% for Au and 89.9% for Ag reported in the Preliminary Economic Assessment ("PEA"), titled, "Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico", effective date of May 15, 2019, as amended July 19, 2019.

● Commissioning of the processing plant is targeted for late Q2, 2022 with ramp-up through H2, 2022. It is anticipated that SilverCrest will have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4, 2022), providing flexibility in the early stages of production.

● Average project-level life of mine (“LOM”), 8.5 years, AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

Work is underway to further improve the project with a focus on optimizing the underground design and mine schedule. This work has included a review of the Feasibility Study mine plan to assess areas for improvement. This has included the ongoing development of an exploration drift to the high-grade Babi Vista Splay to better understand this opportunity, which is currently not part of the mine plan. As planned, work is also underway to validate metallurgical results from all the underground exposed veins, well in advance of the start of plant commissioning in late Q2, 2022.

Las Chispas Construction

Overall, the Las Chispas Project construction is on schedule and on budget. During H1, 2021, the construction progress estimate was 33% (compared to H1, 2021 target of 28%). During H1, 2021, more than $82.5 million (or 60% of the total capital cost estimate) was committed, of which an estimated $48.1 million (or 35% of $137.7 million) has been spent across all capital cost scopes (process plant, underground, surface infrastructure, and owner’s costs). These costs incurred include certain payment advances to vendors for which the related construction at Las Chispas may not have been completed as of June 30, 2021.

Construction has progressed well with earthworks 100% complete, concrete 74% complete, key infrastructure projects (powerline, road, and bridge) commenced, and detailed engineering 90% complete. The Company’s H1, 2021 progress on its planned construction and development activities are as follows:

Area	Status	H1, 2021 Progress
Detailed Engineering	90% Complete	Detailed engineering has progressed well and is expected to be complete in Q3, 2021.
Process Plant Construction	On Schedule

Mobilized Ausenco team on-site, majority of procurement orders awarded, earthworks completed, concrete work nearing completion, started erection of leach tanks and initiated the steel-mechanical-piping (SMP) contract.

Electrical Grid Powerline (81 km) Construction	On Schedule

 Completed the right-of-way contracts, signed contract with Comisión Federal de Electricidad ("CFE") for the refurbishment (by CFE) of an existing 27 km power line and the construction (by SilverCrest) of a new 54 km 33 KV line. The detailed engineering was approved by CFE. The Company has completed 66% of Phase 1 (9.2 km) of its 54 km section and subsequent to June 30, 2021, received the permits for Phase 2 and Phase 3.

 The procurement of the voltage regulation system could be on the project critical path and is currently being reviewed. Potential mitigation measures are under review including temporary use of diesel generators for the plant commissioning phase.

___________________________________
1 AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
**The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

Area	Status	H1, 2021 Progress
Bridge Construction	On Schedule	Construction of the bridge is tracking on schedule for the start of the production.
Confined Camp Construction	Complete	Completed construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks.
Access Road Construction	Ahead of Schedule	Construction of the main access road is ahead of schedule with an expected early completion in Q3, 2021.
Underground Development	Ahead of Schedule	Completed 3.5 km of waste development and 1.1 km of in-vein drifting for a total of 4.6 km of development. This total is 1.0 km ahead of the Feasibility Study LOM plan.
Underground Infrastructure and Stockpile Growth	On Schedule

Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) is progressing. Installed twin surface ventilation fans in the Babicanora Area and stockpiled 19,000 tonnes of additional mineralized material at grades in line with the Feasibility Study Mineral Reserve.

Tailings Facility Construction	On Schedule	Finalized contract with Engineer of Record (Wood), commenced detailed engineering, and completed additional geotechnical test-work. Construction of the facility is expected to begin in Q4, 2021
Assay Lab Construction	On Schedule

Advanced contract negotiations for land and services for the assay lab that will be constructed in the closest community (Arizpe) and will provide attractive employment for over 20 people. With contracts signed in July 2021, construction is expected to begin in Q3, 2021 and procurement of lab equipment has commenced.

Las Chispas Underground Development

During H1, 2021, the Company completed approximately 4.6 km of underground decline and lateral drifting, including 1.1 km of in-vein drifting, and stockpiled an additional estimated 19,000 tonnes of mineralized material at grades estimated to be in-line with the Las Chispas Feasibility Study Mineral Reserve Estimate. By the end of June, 2021, cumulatively, the Company had completed approximately 13.1 km of underground workings, including 2.5 km of in-vein drifting. For further details on Las Chispas underground development, please refer to the Company’s news release dated August 10, 2021.

Las Chispas Drill Program

As of June 30, 2021, the Company had drilled an estimated cumulative 546,387 metres (1,995 drill holes) since inception of the Las Chispas Project. During H1, 2021, the Company completed 71,556 metres of drilling, with 70% of these metres representing infill holes completed for conversion of Inferred Resources to Indicated Resources to support potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM plan. Results for this drilling are being compiled and will be released in H2, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. Any remaining 2021 exploration budget, by the end of the year, will be directed to optimization and exploration programs in 2022.

With Las Chispas infill drilling completed as planned, exploration efforts will now be focused on expansion drilling of current veins and exploration drilling on new vein targets. Currently there are 10 drill rigs (eight on surface and two underground) are active at Las Chispas.

Safety, COVID-19, and Community

Safety remains a top priority for SilverCrest. During H1, 2021, after 784,000 work-hours completed at site, the Company’s lost time injury frequency rate stood at 0.26 and total recordable injury frequency rate stood at 3.57.

The Company continues to adjust to the unprecedented COVID-19 conditions. The Company’s COVID-19 prevention measures continue to be critical for construction at Las Chispas. COVID-19 risk mitigation efforts continued successfully in H1, 2021 with nearly 3,900 real time polymerase chain reaction (“rRt-PCR”) tests and more than 1,400 rapid antigen tests completed. In total since May, 2020 SilverCrest has completed more than 7,000 COVID-19 tests, including nearly 6,000 rRt-PCR tests. Positivity rates prior to site access remained low in H1, 2021 (below 2%) and no serious occurrences have been recorded at site, which has been a key element in maintaining the schedule and budget. SilverCrest has included some contingency in the schedule in the case of a COVID-19 outbreak and this remains unused.

As of June 30, 2021, the Company incurred approximately $7.0 million of cumulative expenditures related to COVID-19. $4.8 million of this was capitalized as mineral, property, plant and equipment as related to costs for the construction and operation of the new fully confined camp at Las Chispas and $2.2 million of this was cumulatively expensed in the statement of loss and comprehensive loss and relates to various types of costs. During H1, 2021, the Company completed construction of the new 513 single occupancy room camp. This fully confined camp has allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are quarantined prior to being tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict protocols. Once on site, all appropriate COVID-19 related protocols are enforced. To further enhance our COVID-19 measures, the Company has partnered and invested in a local laboratory facility capable of detecting variants and conducting more than 300 rRT-PCR tests per day when fully operational. This partnership will allow the Company to have preferred access, pricing and quick turn-around time which will benefit both the construction process and the community. This facility recently started commissioning and will undergo a period of quality control testing throughout the quarter to ensure accuracy of the results before being fully operational.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

Las Chispas Expenditures

During H1, 2021, the Company incurred $27.6 million of development expenditures at Las Chispas (refer to the table, below) which have been classified as mineral property, plant, and equipment. These development costs include both underground development and exploration costs all of which have been capitalized as incurred during the development stage. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage and as such were expensed as exploration and evaluation expenditures in previous years through comprehensive loss for cumulative expenditures of $133.3 million since inception of the project (excluding acquisition costs).

The following table details the H1, 2021 and cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to January 1, 2021:

Expenditures during H1, 2021 and cumulative to June 30, 2021
US$ 000's
Development expenditures:
Assays	$510
Borrowing costs	1,387
Decline construction and underground workings	11,416
Depreciation	470
Drilling	6,422
Field and administrative costs	4,130
Salaries and remuneration	2,137
Share-based compensation	536
Technical consulting services and studies	570
TOTAL	$27,578

To June 30, 2021, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $137.6 million since inception. During H1, 2021, the Company also recorded $35.2 million related to the Las Chispas Project as mineral property, plant and equipment for various items which was primarily construction in progress.

El Picacho ("Picacho")
The Company completed 39,771 metres of drilling at Picacho during H1, 2021 and incurred a total of $4.4 million for the Picacho property under exploration and evaluation expenditures during this period. As of June 30, 2021, the Company had drilled an estimated cumulative 45,593 metres (169 drill holes) since acquiring the Picacho property in Q3, 2020. Currently there are three surface rigs active at El Picacho. Refer to the Company’s news release dated February 24, 2021 for the initial drill results for Picacho.

Corporate Update

● During the six months ended June 30, 2021, the Company granted 756,000 stock options to officers, employees, and contractors that can be exercised at a price of C$10.87 per share until February 25, 2026. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively. In addition, the Company issued a total of 57,000 deferred share units ("DSUs") to directors of the Company. These stock options and DSUs were issued primarily as part of these individuals' annual compensation.

● On June 15, 2021, the Company held its Annual General Meeting ("AGM"), where shareholders voted in favour of all items of business and the election of each director and re‐appointment of its auditors. At the Board of Directors meeting following the AGM, the Board re‐appointed all executive officers.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

● On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the “SU Plan”) pursuant to which the Company may grant restricted share units (“RSUs”), performance share units (“PSUs”) and DSUs.  The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.  With the implementation of the SU Plan, the Company’s former cash-settled Deferred Share Unit Plan is being phased out and no new awards of DSUs will be granted under that plan. In conjunction with the adoption of the SU Plan, the Board of Directors of the Company reduced the percentage allocation for the Company’s Stock Option Plan to 5.5% (from 10%) of the outstanding common shares of the Company from time to time.

● Subsequent to June 30, 2021, the Company appointed Clifford Lafleur as Vice President, Technical Services. Please refer to SilverCrest's news release dated July 26, 2021.

● Subsequent to June 30, 2021, the Company granted a total of 152,500 stock options to new employees with exercise prices ranging from C$9.97 per share to C$10.80. These options expire 5 years from the date of grant and vest over a three-year period with 33% vesting after each of one year, two years, and three years after the grand date, respectively.

4.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q2, 2021	Q1, 2021	Q4, 2020	Q3, 2020
	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020*
	US$ 000's, Except Per Share Amounts
Comprehensive loss for the period	$(9,081)	$(12,652)	$(17,872)	$(17,366)
Loss per share - basic and diluted	$(0.06)	$(0.09)	$(0.14)	$(0.13)

	Q2, 2020	Q1, 2020	Q4, 2019	Q3, 2019
	Jun 30, 2020*	Mar 31, 2020*	Dec 31, 2019	Sep 30, 2019
	US$ 000's, Except Per Share Amounts
Comprehensive loss for the period	$(12,311)	$(12,383)	$(15,724)	$(11,204)
Loss per share - basic and diluted	$(0.10)	$(0.11)	$(0.17)	$(0.13)

* During 2020, the Company changed its presentation currency from C$ to US$. As a result, certain quarterly figures have been restated here as they were originally presented in C$. Please see Note 2 of the audited financial statements for the year ended December 31, 2020, condensed consolidated interim financial statements for the three months ended March 31, 2021 and condensed consolidated interim financial statements for the six months ended June 30, 2021 for additional detail.

Comprehensive losses, prior to Q1, 2021, include exploration and evaluation expenditures at the Las Chispas Project, which increased significantly during 2020 due to increased underground work, infill drilling and costs relating to technical studies such as the Feasibility Study. A reduction in exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in comprehensive loss compared to Q4, 2019. Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. Exploration and evaluation expenditures decreased during Q1 and Q2, 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

5.      RESULTS OF OPERATIONS

During the three and six months ended June 30, 2021, comprehensive losses were $9.1 million and $21.7 million, respectively, compared to $12.3 million and $24.7 million for the three and six months ended June 30, 2020. The significant variations between these periods included the following:

	Three months ending			Six months ending
	June 30,			June 30,
	2021	2020	Variance	2021	2020	Variance	Variance explanation
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
		Restated			Restated
Exploration and evaluation expenditures	$2,472	$5,795	$(3,323)	$4,595	$22,087	$(17,491)	Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Previous to December 29, 2020, all Las Chispas Project costs other than acquisition costs were expensed. As such, H1, 2021 exploration and evaluation expenditures relate to the Picacho property.
Foreign exchange loss	$5,232	$5,351	$(119)	$13,692	$284	$13,408	During H1, 2021, the value of US$ decreased, relative to C$ which resulted in realized foreign exchange losses in the parent entity which has a functional currency of C$, as it held $185.4 million (December 31, 2020 - $90.7 million) in US$ denominated cash and cash equivalents at June 30, 2021. In addition, the Company recognized unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during H1, 2021.
General and administration	$518	$293	$225	$976	$531	$445	Given the large increase in Company activity, there was an increase in associated general and administrative costs such as insurance. In addition, certain insurance policies increased in cost on renewal. The Company also saw increased regulatory and filings costs in H1, 2021 as compared to H1, 2020 related, in part, to the release of the Feasibility Study.
Income tax expense	$32	$-	$32	$286	$-	$286	Two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income in which the companies incurred income tax expense on.
Marketing	$143	$31	$112	$331	$119	$212	Given the large increase in Company activity, there was an increase in associated marketing costs such as investor relations and work on establishing its environmental, social and corporate governance strategy and disclosure. The COVID-19 outbreak during March 2020 decreased marketing activities during March to June, 2020 and some of these activities resumed during H1, 2021 under COVID-19 protocols.
Interest income	$(468)	$(449)	$(19)	$(681)	$(834)	$153	Lower interest rates throughout H1, 2021 compared to H1, 2020, resulted in less interest earned.
Share-based compensation	$321	$449	$(128)	$861	$959	$(98)

During H1, 2021, 2020, and 2019, the Company granted 756,000, 225,000, and 1,976,250 stock options, respectively. This led to fewer options vesting during H1, 2021 as compared to H1, 2020. A large amount of share-based compensation expense was recognized in Q1, 2020 related to the options granted during 2019. Additionally, stock options granted since Q4, 2019 vest over a three year period while options granted prior to Q4, 2019 vested over a one year period.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time at the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At June 30, 2021, the Company held $200.4 million (December 31, 2020 - $135.1 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to June 30, 2021 include:

● $131.2 million (H1, 2020 - $103.4 million) generated by financing activities, primarily from the completion of the February 2021 bought deal prospectus offering. See "2. Highlights"; offset by

● $54.8 million (H1, 2020 - $0.7 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings and equipment, and Las Chispas development costs; and

● $16.5 million (H1, 2020 - $23.1 million) used in operating activities primarily due to costs incurred that are included in comprehensive loss (see "5. Results of Operations") and value-added taxes ("IVA") paid in Mexico that exceeded the amount of IVA refunded during the period.

Value-added taxes receivable increased to $15.3 million (December 31, 2020 – $12.5 million) as of June 30, 2021, which consisted of IVA in Mexico of $15.2 million (December 31, 2020 – $12.2 million) and goods and services taxes in Canada of $0.1 million (December 31, 2020 – $0.3 million) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded only the portion of the receivable that it estimates will be received within the next 12 months as current and the remaining receivable as non-current. The Company received aggregate IVA refunds of $4.7 million during H1, 2021, and $0.6 million subsequent to June 30, 2021 to the date of this MD&A.

Mineral property, plant, and equipment increased to $101.3 million (December 31, 2020 - $39.0 million) primarily due to additions associated with the construction of the process plant, buildings and equipment, and Las Chispas development costs.

Liabilities

As at June 30, 2021, accounts payable and accrued liabilities amounted to $16.4 million (December 31, 2020 - $13.4 million), which relates to various contractual obligations in the normal course of business. In addition, lease liabilities increased to $0.5 million (December 31, 2020 - $0.3 million) as of June 30, 2021 due to a new capital lease entered into during H1, 2021.

As at June 30, 2021, the Company’s debt balance was $30.0 million (December 31, 2020 – $30.0 million), or $29.1 million (December 31, 2020 - $29.0 million) net of $0.9 million (December 31, 2020 - $1.0 million) of transaction costs. The Company may draw up to $120 million on its secured project financing facility for the Las Chispas Project. The Company drew $30.0 million on December 31, 2020, as required. The remaining $90.0 million is available until August 31, 2022, if the Company:

● Draws an additional $30 million for a total of $60 million by August 31, 2021 (during H1, 2021, the Company gave notice that it would draw down this $30 million by August 31, 2021);

● Draws an additional $30 million for a total of $90 million by December 31, 2021; and

● Draws an additional $30 million for a total of $120 million by August 31, 2022.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate (“LIBOR”) (or agreed upon equivalent) or 1.5%. This LIBOR rate is expected to transition to alternative benchmark rates, but had not yet transitioned as of June 30, 2021, and as such the Company adopted Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 effective on January 1, 2021. For further details on LIBOR reform, please refer to note 2 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2021. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). For further details on the Credit Facility, please refer to note 4 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2021.

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents at July 31, 2021, of $188.0 million and $90.0 million available under the Credit Facility, will be sufficient to fund its exploration and development activities and provide general working capital for the next 12 months. The Company's financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction of the Las Chispas Project. The exploration, development, and operation of the Company's properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company's control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration and development programs, availability of financing, and industry conditions.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within five years and during Q2, 2021, entered into a new lease for a building in Mexico which the Company can cancel with 30 days notice which otherwise expires during 2041. Prior to the expiry of the head office lease, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has two other leases which are both considered low value leases and as such are included in the consolidated statement of comprehensive loss and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	June 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Lease liabilities	$465	$310
Less: current portion	(169)	(138)
Long-term portion	$296	$172

Changes to the Company's lease liabilities were as follows:

	Six months ended	Year ended
	June 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Opening balance	$310	$410
New lease additions during the period (year)	207	-
Interest expense	14	34
Interest paid	(14)	(34)
Payment of principal portion of lease liabilities, net of foreign exchange	(52)	(100)
Balance, end of period (year)	$465	$310

At June 30, 2021, the Company had incurred $47.8 million in milestone payments (December 31, 2020 - $23.2 million), of the total fixed price EPC agreement of $76.5 million, which was recorded as construction in progress. At June 30, 2021, the Company's remaining commitment to Ausenco for the EPC contract was $28.6 million.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at June 30, 2021:

	Less than 1 year	Between 1 - 3 years	Between 3 - 5 years	After
				5 years	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Accounts payable and accrued liabilities	$16,382	$-	$-	$-	$16,382
EPC	28,609	-	-	-	28,609
Other capital expenditure commitments	4,908	-	-	-	4,908
Lease liabilities	169	188	41	67	465
Credit facility(1)	2,570	5,147	31,122	-	38,839
TOTAL	$52,638	$5,335	$31,163	$67	$89,203

(1) Debt interest payments calculated based on interest rate in effect on June 30, 2021. Interest rate may vary (refer to "6. Liquidity and Capital Resources Outlook - Liabilities").

7.    USE OF PROCEEDS

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.5 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 Prospectus Offering (other than working capital2 ) to June 30, 2021:

Description of expenditure	Estimated cost	Actual and accrued expenditures to June 30, 2021
	US$ 000's	US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	4,582
Production ramp-up and inventory costs	10,000	-
Exploration work on other properties near Las Chispas	3,000	3,000

8. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 8 of the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2021.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	US$ 000's	US$ 000's	US$ 000's
June 30, 2021
Cash and cash equivalents	$185,417	$51	$185,468
Amounts receivable	37	1	38
Value-added taxes receivable	-	15,149	15,149
Total financial assets	185,454	15,201	200,655
Less: accounts payable and accrued liabilities	(1)	(2,135)	(2,136)
Net financial assets	$185,453	$13,066	$198,519

___________________________________
2 Working capital is a non-IFRS measure widely used in the mining industry and which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 10% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

June 30, 2021
US$ 000's
C$/US$ exchange rate - increase / decrease 10%	$18,545
US$/MX$ exchange rate - increase / decrease 10%	$1,307

9.   RELATED PARTY TRANSACTIONS

Professional fees

During the six months ended June 30, 2021 and 2020, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
	US$ 000's	US$ 000's
Professional fees - expense	82	217
Professional fees - capital stock issuance costs	126	111

	June 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Payable to Koffman Kalef LLP	9	25

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Six months ended June 30, 2021
Management fees(1)	$97	$48	$49	$194
Management remuneration(2)	179	241	7	427
Director fees	-	140	-	140
Share-based compensation	181	234	39	454
	$457	$663	$95	$1,215

Six months ended June 30, 2020
Management fees(1)	$-	$73	$77	$150
Management remuneration(2)	-	196	120	316
Director fees	-	82	-	82
Share-based compensation	-	308	137	445
	$-	$659	$334	$993

(1) Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

  The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During the six months ended June 30, 2021 and 2020, the Company recorded the following for this employee:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

		Expensed
	Mineral property, plant and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Three months ended June 30, 2021
Remuneration	$34	$13	$18	$65
Share-based compensation	18	7	9	34
	$52	$20	$27	$99

Three months ended June 30, 2020
Remuneration	$-	$2	$46	$48
Share-based compensation	-	3	53	56
	$-	$5	$99	$104

  The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2021. The loan receivable balance is as follows:

	June 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Loan receivable	44	97

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the six months ended June 30, 2021 and 2020, the following transactions occurred:

	Six months ended	Six months ended
	June 30, 2021	June 30, 2020
	US$ 000's	US$ 000's
Costs allocated to Goldsource	46	60

	June 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Receivable from Goldsource	24	26

10.   OUTSTANDING SHARE CAPITAL

As of August 10, 2021, the Company had the following common shares and options issued and outstanding:

Issued & Outstanding Shares:			144,877,964
	C$ per share	Expiry
Options:	C$1.84 - C$12.63	Dec 9, 2021 - Aug 3, 2026	6,345,500
Fully Diluted			151,223,464

11.   OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2021, the Company had no off-balance sheet arrangements.

12.   PROPOSED TRANSACTION

As at June 30, 2021, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

13.   CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during H1, 2021.

14.   RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2020 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

● Activities of the Company may be financially impacted by the COVID-19 pandemic;

● No history of operations or earnings;

● No revenue from operations; requirement for additional capital and financing risks;

● Uncertainties and risks relating to the Las Chispas Feasibility Study; and

● Development plans and cost estimates for Las Chispas may vary or not be achieved.

In addition to the above risks, the Company notes that during Q2, 2021, the Mexican Senate approved legislation that will modify the tax and labour law treatment of subcontracted services in Mexico. These modifications to tax provisions and labour laws will become effective in Q3, 2021. The Company conducted a detailed assessment of its legal and accounting requirements with respect to these changes and, at this time, does not expect these changes to have a material financial impact to the Company.

15.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2020. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

16.   INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED JUNE 30, 2021	TSX: SIL | NYSE American: SILV

Most of the Company's corporate office staff continued to work remotely in Q2, 2021. The Company continues to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary, which was completed during Q1, 2021. The implementation of that ERP system has and is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the fully completed implementation of the new ERP system, there have been no significant changes in the Company's internal control over financial reporting during H1, 2021, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.